Form 6-K/A
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A — 16 OR 15D — 16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2007
WOLSELEY PLC
(Translation of registrant’s name into English)
Parkview 1220, Arlington Business Park, Theale,
Reading RG7 4GA — England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82 ☐

The purpose of this Form 6-K/A is to replace in their entirety pages 28 to 62 of the attachment to the Companies House form 88(2) (Exhibit 99.8 of June 14, 2007) furnished to the SEC under cover of a Form 6-K on July 2, 2007 (the “Original Form 6-K”).
These pages included in the Original Form 6-K contained unintentional information. Other than as set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information or reflect any events that have occurred after the Original Form 6-K was filed.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission	Page 1
The following documents are filed herewith:
INDEX

DOCUMENT

Exhibit 99.1	Voting rights and capital	June 1, 2007

Exhibit 99.2	Director/PDMR Shareholding	June 7, 2007

Exhibit 99.3	Director/PDMR Shareholding	June 15, 2007

Exhibit 99.4	Companies House form 288b	June 1, 2007

Exhibit 99.5	Companies House form 288a	June 1, 2007

Exhibit 99.6	Companies House Form 88(2)	June 5, 2007

Exhibit 99.7	Companies House Form 88(2)	June 8, 2007

Exhibit 99.8	Companies House Form 88(2)	June 14, 2007

Exhibit 99.9	Companies House Form 88(2)	June 18, 2007

Exhibit 99.10	Companies House Form 88(2)	June 18, 2007

Exhibit 99.11	Companies House Form 88(2)	June 15, 2007

Exhibit 99.12	Companies House Form 88(2)	June 20, 2007

Exhibit 99.13	Companies House Form 88(2)	June 20, 2007

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER	Page 2
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc (Registrant)
Dated: August 2, 2007	By:	/s/ Charles P Watters
Charles P Watters
Interim Group Company Secretary and Counsel